SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 7)

DIGEX, INCORPORATED

(Name of Subject Company)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

This Amendment No. 7 (this “Amendment”) amends and/or supplements the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, by Amendment No. 2 filed with the Commission on October 6, 2003, by Amendment No. 3 filed with the Commission on October 14, 2003, by Amendment No. 4 filed with the Commission on October 20, 2003, by Amendment No. 5 filed with the Commission on October 27, 2003 and by Amendment No. 6 filed with the Commission on October 27, 2003 (as amended and/or supplemented, the “Schedule 14D-9”), by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 14D-9, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $0.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 9 of the Schedule 14D-9 are incorporated herein by reference with respect to Items 1 through 9 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 14D-9 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all reference to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 14D-9, along with this Amendment, or incorporated by reference in the Schedule 14D-9, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 14D-9, along with this Amendment, with respect to Digex has been provided by Digex.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

On November 17, 2003 MCI announced that the Offer expired at 5:00 p.m., New York City time, on Friday, November 14, 2003 and that following the expiration of the Offer, MCI accepted for payment all shares validly tendered in the Offer. MCI was informed of preliminary results by the depositary that 19,114,996 shares were validly tendered (and not properly withdrawn). These shares, together with 347,346 shares subject to notices of guaranteed delivery, represent approximately 76.3% of the outstanding shares of Class A Common Stock. We will promptly file a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 with the Commission. In connection with such termination of registration, shares of Class A Common Stock will cease to be quoted on the OTC BB.

The expiration of the Offer will be followed by a “short-form” merger between Digex Acquisition, Inc., an indirect wholly owned subsidiary of MCI, and Digex, with Digex as the surviving company. Pursuant to the merger, Digex’s stockholders who did not tender their shares of Class A Common Stock in the Offer and who do not seek appraisal of their shares pursuant to the provisions of applicable law will have their shares converted into a right to receive the same $1.00 per share purchase price provided for in the Offer. As a result of the merger, Digex will become an indirect wholly owned subsidiary of MCI. MCI intends to complete the merger as soon as practicable. The text of a press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger is attached as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(8) Text of press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGEX, INCORPORATED

By:	/s/ GEORGE L. KERNS

Name George L. Kerns
Title: Chief Executive Officer

Dated: November 17, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(8)	Text of press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger.